Exhibit 99.1

GreenTree Hospitality Group Ltd. Reports First Half 2022 Financial Results

•	Total revenues decreased by 22.3% year over year to RMB457.4 million (US$68.3 million) [1].

•	Adjusted EBITDA (non-GAAP) [2] decreased by 46.8% year over year to RMB93.3 million (US$13.9 million)[1].

•	Core net income (non-GAAP) [3] decreased by 13.7% year over year to RMB105.9 million (US$15.8 million) [1].

SHANGHAI, December 27, 2022 /PRNewswire/ -- GreenTree Hospitality Group Ltd. (NYSE: GHG) ("GreenTree", the "Company", "we", "us" and "our"), a leading hospitality management group in China, today announced its unaudited financial results for the first half of 2022.

First Half 2022 Operational Highlights

•	A total of 4,669 hotels with 332,073 hotel rooms were in operation as of June 30, 2022, compared to 4,542 hotels and 328,773 hotel rooms as of June 30, 2021.

•	As of June 30, 2022, the Company had 67 leased-and-operated ("L&O") hotels and 4,602 franchised-and-managed ("F&M") hotels in operation in 367 cities across China, compared to 63 L&O hotels and 4,479 F&M hotels in operation in 358 cities as of June 30, 2021. Geographic coverage increased by 2.5% year-over-year.

•	During the first half of 2022, the Company opened 201 hotels, a decrease of 201 compared to 402 hotels opened in the first half of 2021. Of the hotels opened in the first half of 2022, 43 were in the mid-to-up-scale segment, 108 in the mid-scale segment, and 50 in the economy segment. Geographically, 13 hotels were in Tier 1 cities [4], 52 in Tier 2 cities and the remaining 136 in Tier 3 and lower cities in China as of June 30, 2022.

•	As of June 30, 2022, the Company had a pipeline of 1,094 hotels contracted for or under development with 296 in the mid-to-up-scale segment, 469 in the mid-scale segment, and 324 in the economy segment.

1        The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on the exchange rate of US$1.00=RMB 6.6981 on June 30, 2022 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at https://www.federalreserve.gov/releases/h10/20220103/

2        Adjusted EBITDA (non-GAAP) is calculated as net income plus other operating expenses, other general expenses, income tax expense, share of loss in equity investees, net of tax, interest expense, depreciation and amortization, losses from investment in equity securities and the provision for bad debts, but excludes other operating income, interest income and other, net, gains from investment in equity securities, share of gains in equity investees (net of tax), and other income, net. The calculation of Adjusted EBITDA (non-GAAP) included in this report has been aligned according to the abovementioned definition.

3        Core net income is calculated as net income plus share-based compensation, losses from investments in equity securities (net of 25% tax), one-time fees and expense and impairment charges and provisions for other assets but excludes government subsidies (net of 25% tax), gains from investment in equity securities (net of 25% tax), and other income (net of 25% tax).

4        Tier 1 Cities refers to Beijing, Shanghai, Shenzhen and Guangzhou; Tier 2 Cities refers to the 32 major cities, other than Tier 1 Cities, including provincial capitals, administrative capitals of autonomous regions, direct-controlled municipalities and other major cities designated as municipalities with independent planning by the State Council.

1 / 16

•	The average daily room rate, or ADR, for all hotels in operation was RMB153 in the first quarter of 2022, an increase of 1.6% from RMB151 in the first quarter of 2021. Such ADR was RMB147 in the second quarter of 2022, a 14.0% year-over-year decrease.

•	The occupancy rate, or OCC, for all hotels in operation was 60.0% in the first quarter of 2022, down from 63.4 % in the first quarter of 2021. Such OCC was 62.2% in the second quarter of 2022, compared with 78.6% in the second quarter of 2021.

•	The revenue per available room, or RevPAR, which is calculated by multiplying our hotels' ADR by its occupancy rate, was RMB92 in the first quarter of 2022, a 3.9% year-over-year decrease. RevPAR was RMB91 in the second quarter of 2022, a 31.9% year-over-year decrease.

•	As of June 30, 2022 the Company's loyalty program had over 74 million individual members and approximately 1,905,000 corporate members, compared to over 69 million individual members and approximately 1,850,000 corporate members, respectively, as of December 31, 2021.

"The first half of 2022 was extremely challenging as COVID-19 outbreaks in many parts of the country resulted in lockdowns in many cities, especially in Shanghai. Nevertheless, we continued to execute our long-term strategic growth plan to deliver continued operating profitability, maintain healthy and stable cash flow, open L&O hotels in new strategic locations, and assist franchisees in maintaining quality operations," said Mr. Alex Xu, Chairman and Chief Executive Officer of GreenTree.

Our performance in January and February, especially during Chinese New Year, was better than our industry's average, creating growing momentum in our business. However, outbreaks in the second quarter slowed down the pace of recovery throughout our industry, especially in top-tier cities such as Guangzhou and Shanghai.

As we entered summer and transportation restrictions were relaxed, RevPAR recovered. In the third quarter, it reached nearly 80% of the same period in 2019. October and November brought a fresh wave of outbreaks, slowing down our recovery once again. However, with flexible anti-pandemic measures released by the government early December, RevPAR recovered this month to more than 85% of its pre-pandemic levels.

The pandemic is evolving rapidly in China and it is unclear at this stage what impact this will have on our business in the short term as many people currently prefer to act cautiously and limit their travels. Looking into the first quarter of 2023, with Chinese New Year late January, and the months beyond, we expect that the country will gradually return to normal life. To prepare for these better days, we are helping our hotels and franchisees to devise and implement stringent measures to ensure the safety of our guests and training staff at all levels to be fully ready for the expected recovery in leisure and business travel.

2 / 16

As we are closing another very difficult year, I want to give a special thanks to our team, franchisees, and partners for their hard work in protecting the health of our guests and supporting each other through very challenging times.

First Half 2022 Financial Results

	Six months Ended
	June 30, 2021	June 30, 2022	June 30, 2022
	RMB	RMB	US$
Revenues
Leased-and-operated hotels	172,995,482	171,272,365	25,570,291
Franchised-and-managed hotels	395,606,563	275,539,547	41,136,971
others	19,667,293	10,564,787	1,577,281
Total revenues	588,269,338	457,376,699	68,284,543

Total revenues for the first half of 2022 were RMB457.4 million (US$ 68.3 million) [1], a 22.3% year-over-year decrease. The decrease was primarily due to the impact of COVID-19, which resulted in lower RevPAR at L&O hotels and F&M hotels. Compared with the first half of 2019, before the COVID-19 outbreak, total revenues for the first half of 2022 decreased by 10.4%.

Total revenues from leased-and-operated hotels for the first half of 2022 were RMB171.3 million (US$25.6 million) [1], a 1.0% year-over-year decrease. The decrease was primarily due to a 22.6% year-over-year decrease in L&O hotels’ second quarter RevPAR and was partially offset by a 10.3% year-over-year increase in L&O hotels’ first quarter RevPAR and the increased number of newly opened L&O hotels.

Total revenues from franchised-and-managed hotels for the first half of 2022 were RMB275.5 million (US$41.1 million) [1], a 30.4% year-over-year decrease. Initial franchise fees for the first half of 2022 decreased 33.6% year-over-year, mainly because of the decrease in the gross opening number of F&M hotels. Recurring franchisee management fees and others for the first half of 2022 decreased by 30.0% year-over-year, primarily due to a 4.3% decrease in F&M hotels’ RevPAR for 2022 Q1 and a 32.4% decrease in F&M hotels’ RevPAR for 2022 Q2 due to the impact of COVID-19 and the fee waivers to franchisees of quarantined hotels and hotels whose RevPAR was severely affected by the pandemic.

	Six Months Ended
	June 30, 2021	June 30, 2022	June 30, 2022
	RMB	RMB	US$
Initial franchise fee	37,592,607	24,955,708	3,725,789
Recurring franchise management fee and others	358,013,956	250,583,839	37,411,182
Revenues from franchised-and-managed hotels	395,606,563	275,539,547	41,136,971

Total operating costs and expenses

	Six Months Ended
	June 30, 2021	June 30, 2022	June 30, 2022
	RMB	RMB	US$
Operating costs and expenses
Hotel operating costs	286,667,300	307,750,028	45,945,869
Selling and marketing expenses	39,821,421	18,852,606	2,814,620
General and administrative expenses	127,001,827	99,724,402	14,888,461
Other operating expenses	4,146,290	2,048,734	305,868
Other general expenses	-	490,619,710	73,247,594
Total operating costs and expenses	457,636,838	918,995,480	137,202,412

Hotel operating costs for the first half of 2022 were RMB 307.8 million (US$45.9 million) [1], a 7.4% year-over-year increase. The increase was mainly attributable to the opening of 34 L&O hotels since the beginning of 2021, which resulted in higher rents, higher utilities, higher staff headcount and compensation expenses, higher depreciation and amortization. Excluding the impact from newly opened L&O hotels since 2021, hotel operating costs for the first half of 2022 decreased 14.1%.

3 / 16

	Six Months Ended
	June 30, 2021	June 30, 2022	June 30, 2022
	RMB	RMB	US$
Rental	103,794,352	107,078,975	15,986,470
Utilities	12,203,535	13,659,704	2,039,340
Personnel cost	31,071,099	41,703,184	6,226,121
Depreciation and amortization	33,683,464	52,000,772	7,763,511
Consumable, food and beverage	31,726,274	24,266,539	3,622,899
Costs of general managers of franchised-and-managed hotels	55,395,961	56,294,805	8,404,593
Other costs of franchised-and-managed hotels	12,448,949	7,163,562	1,069,492
Others	6,343,666	5,582,487	833,443
Hotel Operating Costs	286,667,300	307,750,028	45,945,869

Selling and marketing expenses for the first half of 2022 were RMB18.9 million (US$2.8 million) [1], a 52.7% year-over-year decrease. The decrease was mainly attributable to lower advertising expenses and staff related expenses, due to less employee business travels in the pandemic.

General and administrative expenses for the first half of 2022 were RMB99.7 million (US$14.9 million) [1], a 21.5% year-over-year decrease. The decrease was mainly attributable to the reduction of travel expenses and consulting fees.

Other general expenses were RMB490.6 million (US$73.2 million) [1] in the first half of 2022, which included one-time impairment charges for Argyle and Urban as mentioned earlier. After certain assessment, GreenTree's board of directors concluded that the Company would deconsolidate Argyle starting from June, 2022. As for Urban, GreenTree has sold its equity interest and will deconsolidate Urban in the fourth quarter. In addition to the one-time impairments, we also took a provision for other assets related to two properties. In the first quarter of 2021, we signed Lease Contracts and Purchase Intention Contracts with Shanghai HongYuan Shengshi for two properties located in the Hongqiao Business Center, where we planned to develop flagship L&O hotels and the company’s new headquarters. However, because of the financial crisis of Evergrande, one of its shareholders, neither property had been delivered on time as contracted as of June 30, 2022. Therefore, we decided to take a full provision at this time out of an abundance of caution.

Gross profit for the first half of 2022 was RMB149.6 million (US$22.3 million)[1], a year-over-year decrease of 50.4%. Gross margin for the first half of 2022 was 32.7%, compared to 51.3% a year ago. The decrease was primarily due to the operating loss recorded by newly opened L&O hotels and lower revenue caused by Covid-19.

Income from operations for the first half of 2022 was RMB-457.7 million (US$-68.3 million) [1], a year-over-year decrease of 403.7%, with a margin of -100.1%. Excluding other general expenses, income from operation from purely operating activities was RMB 32.9 million, with a margin of 7.2%.

Net income for the first half of 2022 was RMB-360.9 million (US$-53.9million) [1], compared to RMB146.3 million in the first half of 2021 and net margin was -78.9%. The year-over-year decrease was mainly attributable to other general expenses. Excluding these, net income was 68.3 million RMB, with a margin of 14.9%.

4 / 16

Adjusted EBITDA (non-GAAP) [2] for the first half of 2022 was RMB93.3 million (US$13.9 million) [1], a year-over-year decrease of 46.8%. Adjusted EBITDA margin, defined as adjusted EBITDA (non-GAAP) as a percentage of total revenues, for the first half of 2022 was 20.4%, compared to 29.8% a year ago. The decrease was mainly attributable to the increased number of L&O hotels—both newly opened and in the pipeline. Excluding the impact of newly opened and pipeline hotels, adjusted EBITDA (non-GAAP) for the first half of 2022 was RMB139.3 million, with a margin of 34.9%.

Core net income (non-GAAP) for the first half of 2022 was RMB105.9 million (US$15.8 million) [1], a year-over-year decrease of 13.7%. The core net margin, defined as core net income (non-GAAP) as a percentage of total revenues, for the first half of 2022 was 23.2%, compared to 20.9% one year ago. Excluding the impact of newly opened hotels, core net income (non-GAAP) was RMB163.9 million, with a margin of 41.1%.

Earnings per ADS (basic and diluted) for the first half of 2022 were RMB-3.18 (US$-0.47) [1], down from RMB1.47 one year ago. Core net income per ADS (basic and diluted) (non-GAAP) for the first half of 2022 was RMB1.03 (US$0.15) [1], down from RMB1.19 a year ago.

Cash flow Operating cash inflow for the first half of 2022 was RMB 130.7 million (US$ 19.5 million) [1] as a result of income from operations. Investing cash inflow for the first half of 2022 was RMB 322.6 million (US$48.2 million) [1], which was primarily attributable to proceeds from short-term investments and proceeds from the disposal of security equities. The investing cash inflow was partially offset by a loan to an affiliated food and restaurant business which is to be merged with the Company in January 2023. Financing cash outflow for the first half of 2022 was RMB181.6 million (US$27.1 million)[1], mainly attributable to the repayment of bank loans by the end of the June 30, 2022.

Cash and cash equivalents, restricted cash, short-term investments, investments in equity securities and time deposit. As of June 30, 2022, the Company had total cash and cash equivalents, restricted cash, short term investments, investments in equity securities and time deposits of RMB1,079.5 million (US$161.17 million) [1], compared to RMB1,235.9 million as of December 31, 2021. The decrease from the end of 2021 was primarily attributable to the repayment of bank loans and a loan to an affiliated food and restaurant business which is to be merged with the Company in January 2023, offset by cash from operating activities.

5 / 16

Key Q3 2022 Operational Highlights

•	A total of 4,763 hotels with 337,111 hotel rooms were in operation as of September 30, 2022.
•	As of September 30, 2022, the Company had 69 leased-and-operated ("L&O") hotels and 4,694 franchised-and-managed ("F&M") hotels in operation in 370 cities across China.
•	During the third quarter of 2022, the Company opened 104 hotels.
•	As of September 30, 2022, the Company had a pipeline of 1,129 hotels contracted for or under development.
•	ADR, for all hotels in operation was RMB168.
•	OCC, for all hotels in operation was 71.1%.
•	RevPAR was RMB120.

Update on the Food and Restaurant Acquisition

Since the announcement of the signing of the SPA in May 2022, the Company has been working on the closing of the Food and Restaurant Acquisition transaction. However, due to resurgences of COVID-19, it experienced significant delays in the delivery of various documents to various agencies. While China removed many COVID-related restrictions in December and the Company is speeding up the closing process, it expects the formal closing will be completed in January 2023, a bit later than originally planned. The Company will inform the market when the transaction formally closes.

Guidance

Given the large number of Covid outbreaks in many parts of China throughout 2022, business did not improve as we initially expected, until the easing of restrictions early December. Consequently, we have adjusted our revenue guidance for the full year of 2022 to 81%-84% of the 2021 levels.

The guidance set forth above reflects the Company's current and preliminary views based on its recovery and may not be indicative of the final financial results for any future periods and the full year.

Conference Call

GreenTree's management will hold an earnings conference call at 8:00 PM U.S. Eastern Time on December 27, 2022, (9:00 AM Beijing/Hong Kong Time on December 28, 2022).

6 / 16

Dial-in numbers for the live conference call are as follows:

International	1-412-902-4272
Mainland China	4001-201-203
US	1-888-346-8982
Hong Kong	800-905-945 or 852-3018-4992
Singapore	800-120-6157

Participants should ask to join the GreenTree call, please dial in approximately 10 minutes before the scheduled time of the call.

A telephone replay of the conference call will be available after the conclusion of the live conference call until January 3, 2023.

Dial-in numbers for the replay are as follows:

International Dial-in	1-412-317-0088
U.S. Toll Free	1-877-344-7529
Canada Toll Free	855-669-9658
Passcode:	5371493

Additionally, a live and archived webcast of this conference call will be available at http://ir.998.com.

Use of Non-GAAP Financial Measures

We believe that Adjusted EBITDA and core net income, as we present it, is a useful financial metric to assess our operating and financial performance before the impact of investing and financing transactions, income taxes and certain non-core and non-recurring items in our financial statements.

The presentation of Adjusted EBITDA and core net income should not be construed as an indication that our future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business.

The use of Adjusted EBITDA and core net income has certain limitations because it does not reflect all items of income and expenses that affect our operations. Items excluded from Adjusted EBITDA and core net income are significant components in understanding and assessing our operating and financial performance. Depreciation and amortization expense for various long-term assets, income tax and share-based compensation have been and will be incurred and are not reflected in the presentation of Adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our results. Additionally, Adjusted EBITDA and core net income does not consider capital expenditures and other investing activities and should not be considered as a measure of our liquidity. We compensate for these limitations by providing the relevant disclosure of our depreciation and amortization, interest expense/income, gains/losses from investments in equity securities, income tax expenses, share-based compensation, share of loss in equity investees, government subsidies and other relevant items both in our reconciliations to the corresponding U.S. GAAP financial measures and in our consolidated financial statements, all of which should be considered when evaluating our performance.

7 / 16

The term Adjusted EBITDA and core net income is not defined under U.S. GAAP, and Adjusted EBITDA and core net income is not a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing our operating and financial performance, you should not consider this data in isolation or as a substitute for our net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, our Adjusted EBITDA and core net income may not be comparable to Adjusted EBITDA and core net income or similarly titled measures utilized by other companies since such other companies may not calculate Adjusted EBITDA and core net income in the same manner as we do.

Reconciliations of the Company's non-GAAP financial measures, including Adjusted EBITDA and core net income, to the consolidated statement of operations information are included at the end of this press release.

About GreenTree Hospitality Group Ltd.

GreenTree Hospitality Group Ltd. ("GreenTree" or the "Company") (NYSE: GHG) is a leading hospitality management group in China. As of December 31, 2021, GreenTree had a total number of 4,659 hotels. In 2021, HOTELS magazine ranked GreenTree Top 11 Ranking among 225 largest global hotel groups in terms of number of hotels in its annual HOTELS' 225. GreenTree was also the fourth largest hospitality company in China in 2021 based on the statistics issued by the China Hospitality Association.

GreenTree has a broad portfolio of diverse brands spanning from the economy to mid-scale, and up-scale segments of the hospitality industry mainly in China. Through its strong membership base, expansive booking network, superior system management with moderate charges, and fully supported by its operating departments including Decoration, Engineering, Purchasing, Operation, IT and Finance, GreenTree aims to keep closer relationships with all of its clients and partners by providing a diverse brand portfolio that features comfort, style and value.

For more information on GreenTree, please visit http://ir.998.com

8 / 16

Safe Harbor Statements

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to," "confident," "future," or other similar expressions. GreenTree may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about or based on GreenTree's current beliefs, expectations, assumptions, estimates and projections about us and our industry, are forward-looking statements that involve known and unknown factors, risks and uncertainties that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Such factors and risks include, but not limited to the following: GreenTree's goals and growth strategies; its future business development, financial condition and results of operations; trends in the hospitality industry in China and globally; competition in our industry; fluctuations in general economic and business conditions in China and other regions where we operate; the regulatory environment in which we and our franchisees operate; and assumptions underlying or related to any of the foregoing. You should not place undue reliance on these forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided, including the forward-looking statements made, in this press release are current as of the date of the press release. Except as required by law, GreenTree undertakes no obligation to update any such information or forward-looking statements to reflect events or circumstances after the date on which the information is provided or statements are made, or to reflect the occurrence of unanticipated events.

9 / 16

Financial Tables and Operational Data Follow

GreenTree Hospitality Group Ltd.

Unaudited Condensed Consolidated Balance Sheets

	December 31, 2021	June 30, 2022	June 30, 2022
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	298,428,709	574,005,663	85,696,789
Restricted cash	3,300,000	-	-
Short-term investments	557,458,675	246,841,572	36,852,476
Investments in equity securities	157,988,851	70,918,733	10,587,888
Accounts receivable, net of allowance	95,589,936	113,214,510	16,902,481
Amounts due from related parties	310,419,860	433,819,663	64,767,570
Prepaid rent	15,454,967	10,900,885	1,627,459
Inventories	2,297,584	2,103,699	314,074
Other current assets	142,737,163	98,889,940	14,763,880
Loans receivable, net	247,530,580	216,342,526	32,299,089
Total current assets	1,831,206,325	1,767,037,191	263,811,706

Non-current assets:
Restricted cash	18,869,900	18,869,900	2,817,202
Long-term time deposits	160,000,000	130,000,000	19,408,489
Loans receivable, net	290,967,680	192,016,112	28,667,251
Property and equipment, net	1,045,356,265	976,142,618	145,734,256
Intangible assets, net	520,117,479	272,970,807	40,753,468
Goodwill	120,819,948	29,583,468	4,416,695
Long-term investments	188,790,785	229,377,915	34,245,221
Other assets	329,366,340	128,198,175	19,139,485
Deferred tax assets	161,565,839	213,786,784	31,917,526
TOTAL ASSETS	4,667,060,561	3,957,982,970	590,911,299

LIABILITIES AND EQUITY
Current liabilities:
Short-term bank loans	356,000,000	254,800,000	38,040,639
Long-term bank loans, current portion	50,200,000	141,900,000	21,185,112
Accounts payable	24,036,544	21,212,226	3,166,902
Advance from customers	39,773,738	27,111,499	4,047,640
Amounts due to related parties	9,530,627	10,455,346	1,560,942
Salary and welfare payable	60,154,565	63,897,463	9,539,640
Deferred rent	1,926,957	2,127,896	317,687
Deferred revenue	215,147,975	196,743,088	29,372,970
Accrued expenses and other current liabilities	381,282,062	413,506,904	61,734,954
Income tax payable	70,897,366	20,730,866	3,095,037
Dividends payable	40,999,458	-	-
Total current liabilities	1,249,949,292	1,152,485,288	172,061,523

Long-term loans, non-current portion	301,800,000	170,000,000	25,380,332
Deferred rent	68,842,692	79,948,490	11,935,995
Deferred revenue	314,472,488	264,055,000	39,422,374
Other long-term liabilities	132,046,925	125,722,275	18,769,842
Deferred tax liabilities	228,201,745	166,657,718	24,881,342
Unrecognized tax benefits	328,820,281	366,212,130	54,674,031
TOTAL LIABILITIES	2,624,133,423	2,325,080,901	347,125,439

Shareholders’ equity:
Class A ordinary shares	222,587,070	222,587,070	33,231,375
Class B ordinary shares	115,534,210	115,534,210	17,248,803
Additional paid-in capital	1,151,384,306	1,151,655,445	171,937,631
Retained earnings (Accumulated losses)	326,298,618	(1,332,875)	(198,993)
Accumulated other comprehensive income	41,880,907	32,150,906	4,800,004
Total GreenTree Hospitality Group Ltd. shareholders’ equity	1,857,685,111	1,520,594,756	227,018,820

Non-controlling interests	185,242,027	112,307,313	16,767,040
Total shareholders’ equity	2,042,927,138	1,632,902,069	243,785,860

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	4,667,060,561	3,957,982,970	590,911,299

10 / 16

GreenTree Hospitality Group Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Six Months Ended
	June 30, 2021	June 30, 2022	June 30, 2022
	RMB	RMB	US$
Revenues
Leased-and-operated hotels	172,995,482	171,272,365	25,570,291
Franchised-and-managed hotels	395,606,563	275,539,547	41,136,971
Others	19,667,293	10,564,787	1,577,281
Total revenues	588,269,338	457,376,699	68,284,543

Operating costs and expenses
Hotel operating costs	(286,667,300)	(307,750,028)	(45,945,869)
Selling and marketing expenses	(39,821,421)	(18,852,606)	(2,814,620)
General and administrative expenses	(127,001,827)	(99,724,402)	(14,888,461)
Other operating expenses	(4,146,290)	(2,048,734)	(305,868)
Other general expenses	-	(490,619,710)	(73,247,594)
Total operating costs and expenses	(457,636,838)	(918,995,480)	(137,202,412)

Other operating income	20,053,589	3,917,398	584,852
Income (loss) from operations	150,686,089	(457,701,383)	(68,333,017)

Interest income and other, net	29,282,647	23,730,138	3,542,816
Interest expense	(7,477,925)	(15,178,612)	(2,266,107)
Gains from investment in equity securities	43,873,336	21,687,584	3,237,871
Other income, net	-	14,664,617	2,189,370
Income (loss) before income taxes	216,364,147	(412,797,656)	(61,629,067)

Income tax (expense) benefits	(70,539,794)	51,800,695	7,733,640
Income (loss) before share of gains in equity investees	145,824,353	(360,996,961)	(53,895,427)

Share of gains in equity investees, net of tax	463,897	75,125	11,216
Net income (loss)	146,288,250	(360,921,836)	(53,884,211)

Net loss attributable to non-controlling interests	4,939,732	33,290,344	4,970,117
Net income (loss) attributable to ordinary shareholders	151,227,982	(327,631,492)	(48,914,094)

Net earnings (losses) per share
Class A ordinary share-basic and diluted	1.47	(3.18)	(0.47)
Class B ordinary share-basic and diluted	1.47	(3.18)	(0.47)

Net earnings (losses) per ADS
Class A ordinary share-basic and diluted	1.47	(3.18)	(0.47)
Class B ordinary share-basic and diluted	1.47	(3.18)	(0.47)

Weighted average shares outstanding
Class A ordinary share-basic and diluted	68,286,954	68,286,954	68,286,954
Class B ordinary share-basic and diluted	34,762,909	34,762,909	34,762,909

Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(1,373,712)	(9,730,001)	(1,452,651)
Comprehensive income (loss), net of tax	144,914,538	(370,651,837)	(55,336,862)

Comprehensive loss/(income) attributable to non-controlling interests	4,939,732	33,290,344	4,970,117
Comprehensive income (loss) attributable to ordinary shareholders	149,854,270	(337,361,493)	(50,366,745)

11 / 16

GreenTree Hospitality Group Ltd.

Unaudited Condensed Consolidated Statements of Cash Flows

	Six Months Ended
	June 30, 2021	June 30, 2022	June 30, 2022
	RMB	RMB	US$
Operating activities:
Net income (loss)	146,288,250	(360,921,836)	(53,884,211)

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	40,437,845	62,246,827	9,293,207
Share of gains in equity method investments	(463,897)	(75,125)	(11,216)
Fair value change in returnable consideration and contingent consideration, net	(502,712)	-	-
Impairment of long-lived assets	-	56,212,849	8,392,357
Impairment of goodwill	-	91,236,480	13,621,248
Losses from disposal of a subsidiary	-	13,944,925	2,081,922
Interest income	(3,855,030)	(262,334)	(39,165)
Bad debt expense	20,461,144	340,489,881	50,833,801
Gains from investments in equity securities	(43,873,336)	(21,687,584)	(3,237,871)
Losses on disposal of property and equipment	-	2,566,292	383,137
Foreign exchange losses(gains)	2,507,642	(11,937,001)	(1,782,147)
Share-based compensation	1,307,865	271,139	40,480

Changes in operating assets and liabilities:
Accounts receivable	(32,846,596)	(29,431,182)	(4,393,960)
Prepaid rent	(14,196,968)	4,554,082	679,907
Inventories	1,680,444	(75,498)	(11,272)
Amounts due from related parties	(3,873,538)	(2,852,920)	(425,930)
Other current assets	(123,719,995)	10,112,055	1,509,690
Other assets	(7,784,920)	6,868,854	1,025,493
Accounts payable	(1,514,213)	455,144	67,951
Amounts due to related parties	2,157,658	924,719	138,057
Salary and welfare payable	5,269,370	4,587,762	684,935
Deferred revenue	(24,203,226)	(47,014,645)	(7,019,102)
Advance from customers	(6,444,631)	(11,146,437)	(1,664,119)
Accrued expenses and other current liabilities	52,388,512	84,240,136	12,576,721
Income tax payable	(36,042,356)	(51,560,123)	(7,697,724)
Unrecognized tax benefits	21,399,858	37,391,849	5,582,456
Deferred rent	15,403,018	14,340,487	2,140,978
Other long-term liabilities	14,233,448	(6,624,650)	(989,034)
Deferred taxes	18,689,560	(56,139,972)	(8,381,477)
Net cash provided by operating activities	42,903,196	130,714,174	19,515,112

Investing activities:
Purchases of property and equipment	(157,888,825)	(28,834,339)	(4,304,853)
Purchases of intangible assets	-	(60,215)	(8,990)
Payments for acquisition of minority equity	(868,388)	-	-
Acquisitions, net of cash received	(173,128,625)	-	-
Collection of acquisition advances	10,148,000	-	-
Advances for purchases of property and equipment	(204,889,383)	-	-
Purchases of short-term investments	(138,286,310)	(48,860,000)	(7,294,606)
Proceeds from short-term investments	356,735,030	389,739,437	58,186,566
Proceeds from sales of long-term time deposits	50,000,000	-	-
Increase of long-term time deposits	(130,000,000)	-	-
Proceeds from disposal of equity securities and dividends received from equity securities	211,307,112	116,555,911	17,401,339
Loans to related parties	(231,745,560)	(165,320,000)	(24,681,626)
Repayment from related parties	148,665,500	45,607,667	6,809,045
Loans to third parties	(10,500,000)	(266,200)	(39,743)
Repayment from third parties	46,500,000	1,638,833	244,671
Loan to franchisees	(460,435,294)	(35,281,960)	(5,267,458)
Repayment from franchisees	183,674,199	47,680,868	7,118,567
Net cash (used in) provided by investing activities	(500,712,544)	322,600,002	48,162,912

Financing activities:
Distribution to the shareholders	-	(40,999,458)	(6,121,058)
Loan from non-controlling interest	2,792,853	300,000	44,789
Repayment of bank loans	-	(156,100,000)	(23,305,116)
Proceeds from bank loans	140,000,000	14,800,000	2,209,582
Capital contribution from non-controlling interest holders	7,031,000	400,000	59,718
Net cash provided by (used in) financing activities	149,823,853	(181,599,458)	(27,112,085)

Effect of exchange rate changes on cash and cash equivalents and restricted cash	(1,395,088)	562,236	83,940
Net (decrease) increase in cash and cash equivalents and restricted cash	(309,380,583)	272,276,954	40,649,879
Cash and cash equivalents and restricted cash at the beginning of the period	633,728,109	320,598,609	47,864,112
Cash and cash equivalents and restricted cash at the end of the period	324,347,526	592,875,563	88,513,991

12 / 16

GreenTree Hospitality Group Ltd.

Unaudited Reconciliation of GAAP and Non-GAAP Results

	Six Months Ended
	June 30, 2021	June 30, 2022	June 30, 2022
	RMB	RMB	US$
Net income (loss)	146,288,250	(360,921,836)	(53,884,211)

Deduct:
Other operating income	20,053,589	3,917,398	584,852
Interest income and other, net	29,282,647	23,730,138	3,542,816
Gains from investment in equity securities	43,873,336	21,687,584	3,237,871
Share of gain in equity investees, net of tax	463,897	75,125	11,216
Other income, net	-	14,664,617	2,189,370

Add:
Other operating expenses	4,146,290	2,048,734	305,868
Other general expenses	-	490,619,710	73,247,594
Income tax expenses (benefits)	70,539,794	(51,800,695)	(7,733,640)
Interest expenses	7,477,925	15,178,612	2,266,107
Depreciation and amortization	40,437,845	62,246,827	9,293,207
Adjusted EBITDA (Non-GAAP)	175,216,635	93,296,490	13,928,800

	Six Months Ended
	June 30, 2021	June 30, 2022	June 30, 2022
	RMB	RMB	US$
Net income (loss)	146,288,250	(360,921,836)	(53,884,211)

Deduct:
Government subsidies (net of 25% tax)	11,134,872	1,251,065	186,779
Gains from investment in equity securities (net of 25% tax)	32,905,002	16,265,688	2,428,403
Other income (net of 25% tax)	-	10,998,463	1,642,027

Add:
Share-based compensation	1,307,865	271,139	40,480
One-time fees and expenses	14,707,304	4,467,926	667,044
Impairment charges and provisions for other assets	4,523,574	490,619,710	73,247,594
Core net income (Non-GAAP)	122,787,119	105,921,723	15,813,698

Core net income per ADS (Non-GAAP)
Class A ordinary share-basic and diluted	1.19	1.03	0.15
Class B ordinary share-basic and diluted	1.19	1.03	0.15

13 / 16

Operational Data

	June 30, 2021	June 30, 2022
Total hotels in operation:	4,542	4,669
Leased and owned hotels	63	67
Franchised hotels	4,479	4,602
Total hotel rooms in operation	328,773	332,073
Leased and owned hotels	7,229	6,986
Franchised hotels	321,544	325,087
Number of cities	358	367

	Quarter Ended
	2021 Q1	2022Q1
Occupancy rate (as a percentage)
Leased-and-owned hotels	51.7%	52.6%
Franchised hotels	63.7%	60.2%
Blended	63.4%	60.0%
Average daily rate (in RMB)
Leased-and-owned hotels	184	199
Franchised hotels	150	152
Blended	151	153
RevPAR (in RMB)
Leased-and-owned hotels	95	105
Franchised hotels	96	91
Blended	96	92

14 / 16

	Quarter Ended
	2021 Q2	2022Q2
Occupancy rate (as a percentage)
Leased-and-owned hotels	72.9%	57.1%
Franchised hotels	78.8%	62.3%
Blended	78.6%	62.2%
Average daily rate (in RMB)
Leased-and-owned hotels	219	217
Franchised hotels	169	145
Blended	171	147
RevPAR (in RMB)
Leased-and-owned hotels	160	124
Franchised hotels	133	90
Blended	134	91

	Number of Hotels in Operation		Number of Hotel Rooms in Operation
	June 30, 2021	June 30, 2022	June 30, 2021	June 30, 2022
Luxury	28	-	5,821	-
Argyle	28	-	5,821	-
Mid-to-up-scale	423	528	38,704	47,347
GreenTree Eastern	170	201	18,155	22,402
Deepsleep Hotel	5	7	356	467
Gem	39	52	3,605	4,728
Gya	50	66	4,212	5,639
Vx	52	81	4,520	7,069
Ausotel	14	-	1,877	-
Urban Garden and others	93	121	5,979	7,042
Mid-scale	2,917	2,999	231,105	233,950
GreenTree Inn	2,158	2,183	179,790	180,255
GT Alliance	508	521	35,937	37,545
GreenTree Apartment	15	19	1,058	1,260
Vatica	115	110	8,386	7,969
City 118 Selected and others	121	166	5,934	6,921
Economy hotels	1,174	1,142	53,143	50,776
Shell	617	648	26,714	28,030
City 118 and others	557	494	26,429	22,746
Total	4,542	4,669	328,773	332,073

15 / 16

For more information, please contact:

GreenTree

Ms. Selina Yang

Phone: +86-158-2166-6251

E-mail: ir@998.com

Mr. Allen Wang

Phone: +86-181-0184-0639

E-mail: ir@998.com

Christensen

In Shanghai

Mr. Jerry Xu

Phone: +86-138-1680-0706

E-mail: jxu@christensenir.com

In Hong Kong

Ms. Karen Hui

Phone: +852-9266-4140

E-mail: khui@christensenIR.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

16 / 16